1-15154

02035008

P.E 5.1.02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

RECD S.E.C.
MAY 16 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May, 2002

ALLIANZ AKTIENGESELLSCHAFT

PROCESSED
MAY 20 2002
THOMSON
FINANCIAL

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CRGH

EXHIBIT INDEX

Allianz Group – Performance in the First Quarter 2002

Net income of 1.9 billion euros – global premium income up by more than 10 percent – administrative expenses of Dresdner Bank reduced by around 10 percent

During the first three months of the current fiscal year, the Allianz Group achieved net income of 1.9 billion euros. Aside from an improvement in operating business, the increase over the previous year is primarily due to realized capital gains. Total revenues amounted to 25.4 billion euros. The positive trend in insurance business continued during the first quarter of 2002. Worldwide the Allianz Group succeeded in increasing its gross premium income by 10.6 percent from 20.6 to 22.8 billion euros. Net income in banking business amounted to 2.0 billion euros. Assets under management of the Allianz Group at the end of the first quarter of 2002 increased to 1185 billion euros. Investments for third parties advanced by 3.5 percent to 642 billion euros.

Earnings before taxes and amortization of goodwill amounted to 2.4 billion euros in the first quarter of 2002. Capital gains were the main reason for the increase of a good 70 percent by comparison with 1.4 billion euros in the first three months of the previous year.

Amortization of goodwill went up by 131 million euros to 284 million euros. This was in part due to consolidation of the Dresdner Bank Group since July 23, 2001. The shareholding of Allianz in Dresdner Bank increased by 17.1 percent to 95.6 percent during the first quarter. Another factor influencing goodwill was acquisition of 40.6 percent of the capital in Allianz Lebensversicherungs-AG from Munich Re. Taking into account tax income of 126 million euros and after deduction of minority interests amounting to 320 million euros, the Allianz Group posted net income of 1.9 billion euros during the first three months. **Earnings per share** are 7.96 euros.

Gross premium income in insurance business worldwide increased by 10.6 percent from 20.6 to 22.8 billion euros during the first quarter of 2002, by contrast with the comparable period for 2001.

After adjustment for the effects of consolidation and exchange rates, growth was 9.2 percent. Sales from investment-oriented life-insurance products are only recognized with their risk and cost elements under IAS rules, and gross premium income here increased by 7.5 percent from 17.6 to 18.9 billion euros.

In **property and casualty insurance** premium income advanced during the first three months by 6.7 percent from 13.0 to 13.9 billion euros. The companies in France, Great Britain, Spain, Switzerland, Eastern Europe and the Asia-Pacific region were particularly notable in contributing to this result with double-digit growth figures. After adjustment for the effects of consolidation and exchange rates, growth was 5.4 percent. Increased premiums, particularly in automotive insurance and in sections of industrial and corporate customer business, exerted a positive effect on sales performance.

The **loss ratio** during the first quarter of 2002 went up by 1.2 percentage points to 76.2 percent by comparison with the figure for the first three months of the previous year. However, compared with the ratio for 2001 adjusted for claims relating to events at the World Trade Center, the Allianz Group achieved an improvement of 0.5 percentage points. The large number of insolvencies due to the tense economic situation in many countries entailed a significant negative effect in credit insurance. Successes were reported in international industrial insurance. The gross loss ratio improved here from 121 percent to 82 percent. The **expense ratio** was 27.2 percent, marking an improvement of 0.5 percentage points over the first quarter of 2002, and 2001 as a whole.

After amortization of goodwill, taxes and minority interests, earnings amounted to 5.6 billion euros. Adjusted by equity sales between group companies, the Allianz Group posted **net income** of 2.3 billion euros in the property and casualty segment.

In **life and health insurance**, total sales of the Allianz Group increased by 16.0 percent from 7.8 to 9.1 billion euros. Nearly 43 percent of this business or 3.9 billion euros was derived from investment-oriented products. Despite poor sentiment in the capital markets, sales of these products climbed by 28.8 percent. Sales growth has been driven primarily by business successes in the USA, Italy and in Germany. After adjustment for the effects of consolidation and exchange rates, growth in the life and health insurance segment was 14.6 percent. Premium income in the IAS account advanced by 8.1 percent from 4.8 to 5.2 billion euros.

Weakness in the capital markets impacted very negatively on investment earnings. At 2.2 billion euros, income was 0.9 billion euros below the figure for the comparable period in 2001.

After amortization of goodwill, taxes and minority interests, **net income** in the life and health insurance segment came out at 14 million euros.

Assets under management of the Allianz Group increased at the end of the first quarter of 2002 by 1.1 percent or 13 billion euros to 1185 billion euros by comparison with year-end 2001. The **Group's own investments** fell back by 10 billion euros to 517 billion euros as a result of reducing the size of trading portfolios and cash outflows used to finance the increase in shareholdings in Dresdner Bank and Allianz Lebensversicherungs-AG. **Investments for third parties** went up 22 billion euros or 3.5 percent to 642 billion euros.

Improvement of the market position of the Allianz Group continued, in particular as a result of sales in managed funds to private customers in the USA. As compared with the first three months of the previous year, cash inflows doubled to 6.1 billion US dollars. Allianz is now ranked number two for this segment in the USA. The PIMCO Total Return Fund made a significant contribution to this result: net cash inflows of 2.9 billion US dollars made it the best-sold US-American mutual fund in all classes of investment during the first three months of 2002.

Earnings before taxes and amortization of goodwill in the asset management segment amounted to 51 million euros. This includes amortization of loyalty bonuses and retention payments for the PIMCO Group. After adjustment for this amortization, an **operating result** before taxes of 148 million euros was achieved. As expected, negative **earnings** of 91 million euros were posted during the first quarter of 2002 after amortization of goodwill, taxes and minority interests.

In **banking business** weak performance in the markets and the economy overall exerted a negative impact on net income. The sum of net interest income, net fee and commission income, and trading income amounted to 2.0 billion euros. Commission business continued to suffer from the restraint shown by customers. Lower profits in securities trading registered negatively in trading income.

Administrative expenses at Dresdner Bank fell by around 10 percent, to just under 1.8 billion euros compared with the first quarter of the previous year. The cost-cutting programs had a positive impact here. Expenditure on **loan loss provisions** amounted to 332 million euros during the first three months of the current fiscal year.

After amortization of goodwill, taxes and minority interests, the banking segment reported negative **earnings** of 126 million euros.

Allianz is assuming that the ongoing growth trend of previous years will continue during the **current fiscal year**. An increase in excess of 4 percent is expected in total premium income for insurance business based on exchange rates for the year 2001. Net income of more than 3 billion euros is anticipated.

Munich, May 16, 2002

Contact for further information:

Richard Lips	Tel. 089/3800-5043
Dr. Ilja-Kristin Seewald	Tel. 089/3800-2960
Stefan Denig	Tel. 089/3800-17790

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11, 2001. The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

CONTENTS

In the first quarter of 2002, there were several changes in the shareholdings of the Allianz Group:

- **We increased our stake in Dresdner Bank by 17.1 percent to 95.6 percent.**
- **We acquired 40.6 percent of the share capital of Allianz Lebensversicherungs-AG from Munich Re, which brings our shareholding in that company to 91.0 percent.**
- **We completed the sale of a 16.0 percent stake in HypoVereinsbank AG to Munich Re.**
- **We reduced our interest in Munich Re to 24.8 percent.**
- **Allianz AG sold its 48.7 percent stake in Monachia Grundstücks-AG.**

First-quarter 2002 earnings were essentially determined by gains from the disposal of shareholdings. As a result, pro rata earnings were substantially ahead of plan for the year 2002.

OVERVIEW

Earnings

Total earnings before tax and amortization of goodwill for the first quarter of the current year amounted to 2.4 billion euros. Compared to earnings of 1.4 billion euros for the corresponding prior-year period, this is an increase of a good 70 percent. Amortization of goodwill increased by 131 million euros from 153 million euros to 284 million euros. This increase is due to the consolidation of Dresdner Bank Group as of July 23, 2001, as well as to the purchase of shares of Allianz Lebensversicherungs-AG. Tax income amounted to 126 million euros, compared to a tax charge of 292 million euros in the first quarter of the previous year. This was due to the fact that capital gains could for the most part be realized tax-free.

After deduction of minority interests, which increased from 247 million euros to 320 million euros, we generated net income of 1.9 billion euros in the first quarter of 2002. This translates into earnings per share of 7.96 euros.

Premium income from the insurance business

Total gross premium income from the insurance business increased in the first three months of the current year by 10.6 percent to 22.8 billion euros. Minor changes in the scope of consolidation had no significant impact on premium income. Income of 254 million euros resulted from translating premium income from local currencies into euros, primarily because of the somewhat weaker euro in relation to the U.S. dollar, the Swiss franc and the British pound. Disregarding consolidation and exchange rate effects, our total premium income increased by 9.2 percent.

In IAS accounts, premium income grew by 7.5 percent to 18.9 billion euros, after deduction of income from investment-oriented life insurance products, which increased by 866 million euros or 28.8 percent to 3.9 million euros.

Banking

A forward sale agreement executed on January 15, 2002, and additional purchases increased our holding in Dresdner Bank AG to 95.6 percent. Net income from banking, i.e., net income from interest, commissions and trading, amounted to 2.0 billion euros. As in the second half of the previous year, earnings performance in the banking segment was depressed by weaknesses in the capital markets.

The Annual General Shareholders' Meeting of Dresdner Bank on May 24, 2002, will be asked to decide on the transfer of minority interests to Allianz AG for cash consideration in the amount of 51.50 euros per share.

Asset Management

Assets under management in the Allianz Group amounted to 1,185 billion euros on March 31, 2002. This included 642 billion euros invested for third parties, which increased in the first quarter by a total of 22 billion euros or 3.5 percent. Net earnings from asset management came to 626 million euros.

Shareholders' equity

At the end of the first quarter 2002, the shareholders' equity of the Allianz Group amounted to 32.9 billion euros. This figure takes into account 23,441,108 treasury shares, which reduce shareholders' equity and were acquired at a cost of 5.9 billion euros. Compared to year end 2001, shareholder's equity increased by 1.2 billion euros.

Market capitalization

The market capitalization of Allianz AG, adjusted for treasury shares, amounted to 66.3 billion euros at the end of March, 2002. This was an increase of 3.3 percent over the end of 2001. Thus, the Allianz share slightly outperformed the DJ Euro STOXX Insurance index (– 0.8 percent), as well as the DJ Euro STOXX 50 index (– 0.6 percent).

Employees

The number of employees worldwide decreased slightly by 724 to 179,222 in the first quarter of 2002.

Property and Casualty Insurance.

Premium income from property and casualty insurance rose by 6.7 percent to 13.9 billion euros in the first quarter of the current fiscal year. This increase was driven by double-digit growth rates of our companies in France, Great Britain, Spain and Switzerland, as well as in Eastern Europe and the Asia-Pacific region.

Transactions between segments are not consolidated in the following breakdowns by business segments and geographical regions. We have adjusted the results reported for individual regions for amortization of goodwill and for minority interests, in order to transparently depict operational development.

Disregarding effects of consolidation and currency translation differences, growth amounted to 5.4 percent. Rate adjustments achieved in the previous year and also in the first quarter of 2002, primarily in automobile insurance and some areas of our industrial and commercial business, had a positive effect on revenue development.

Premium income by region - property/casualty
(€ 13.9 billion)


2.8 %
13.2 %
34.7 %
49.3 %
Germany
Rest of Europe
North /South America
Asia-Pacific, Africa

The claims ratio reached 76.2 percent in the first quarter of the current year, 1.2 percentage points higher than in the same period of the preceding year. The increase was primarily due to credit insurance, where the high number of insolvencies resulting from the difficult economic situation had a strong negative impact in many countries. In addition, the U.S. claims ratio in the first quarter of 2001 was positively influenced by the settlement of a reinsurance contract. However, compared to the claims ratio for fiscal 2001 as a whole – disregarding World Trade Center losses – the claims ratio for the first three months of 2002 was 0.5 percentage points lower. Encouraging progress was made in international industrial insurance, where the gross claims ratio improved from 121 percent to 82 percent.

The expense ratio of 27.2 percent improved by 0.5 percentage points over the first quarter of 2001, as well as over the previous year as a whole.

Investment income jumped from 1.9 billion euros to 6.7 billion euros. However, this amount includes a realized gain of 3.3 billion euros from group-internal shares sales, which has no effect on consolidated earnings since it is eliminated in cross-segment consolidation. Additional gains were realized by changes in our long-term equity holdings in Germany.

Earnings before tax and amortization of goodwill amounted to 5.9 billion euros. After amortization of goodwill, taxes and minority interests, net income came to 5.6 billion euros. Disregarding the special effect mentioned above, net income amounted to 2.3 billion euros.

The following table shows the performance of our companies in individual countries

Property and casualty insurance

	Gross premiums written 3/31/2002 €mn	Change %	Combined ratio 3/31/2002 %	Combined ratio 3/31/2001 %	Earnings after taxes 3/31/2002 €mn	Earnings after taxes 3/31/2001 €mn
Germany	5,316	7.2	101.2	102.7	6,277	578
France	1,668	12.9	107.4	105.9	- 4	- 47
Italy	1,134	6.3	97.6	101.5	53	19
Switzerland	772	14.7	98.4	102.3	- 18	35
Great Britain	696	18.2	103.8	104.9	4	12
Spain	466	21.3	97.0	100.3	14	18
Austria	329	1.8	101.2	110.0	- 17	11
USA	1,384	- 7.1	113.8	103.8	- 143	22
Australia	260	41.4	102.9	105.3	3	5
Credit insurance	413	- 14.5	119.4	87.0	12	45
Travel insurance/ Assistance services	215	21.6	92.9	92.0	5	15

*) Earnings after taxes and before amortization of goodwill and minority interests

In most markets we were once again able to significantly increase our premium income. In particular, this applies to our companies in France, Cornhill in Great Britain and the Allianz Group companies in Spain. Growth in Switzerland was essentially attributable to a one-time effect of changing to the recognition of reinsurance business in the current fiscal period and to exchange rate changes. In Australia, business acquired from HIH significantly boosted revenues. The 14.5 percent decrease of credit insurance premiums is primarily due to an accounting change for income from services, which is no longer recognized as premiums but treated as other income. Disregarding this change, premiums would have been 6.4 percent lower since we applied more stringent risk selection criteria.

We were able to further improve the claims and expense ratios in many countries, although the progress made is still not satisfactory in numerous instances. The significant setback in credit insurance is due to the high number of insolvencies that affected both Hermes in Germany and EULER Group. In France, major losses in commercial business depressed the claims ratio. In the U.S., Fireman's Fund was able to significantly improve its accident year claims ratio by 4.8 percentage points to 80.4 percent for the business lines we continued to operate in, partially aided by massive rate increases. However, those lines where we discontinued business required a further increase of reserves. The expense ratio improved due to the streamlining of organizational structures and corresponding staff reductions.

The reported earnings frequently do not reflect operative improvements achieved by many companies. This is true in particular of our companies in Switzerland, Austria, Spain and Australia. Due to gains realized in Germany, the overall level of realized gains of the Allianz Group rose to a high level, which led us to exercise some restraint in the other countries. In addition, weak capital markets also required write-downs on our stock portfolios in a number of cases.

Life and Health Insurance

Total premium income from life and health insurance increased by 16.0 percent to 9.1 billion euros. 3.9 billion euros or almost 43 percent of this amount were generated by investment-related products, the sales of which increased by 28.8 percent.

Total premium income by region - life/health
(€ 9.1 billion)


5.9 %
19.2 %
33.2 %
41.7 %
Germany
Rest of Europe
North /South America
Asia-Pacific, Africa

Disregarding consolidation and exchange rate effects, premium income grew by 14.6 percent.

In IAS accounts, which recognize only the cost and risk elements as revenue from investment-oriented life insurance products, premium income increased by 8.1 percent to 5.2 billion euros.

The expense ratio decreased from 25.2 percent to 19.3 percent, primarily due to strong revenue growth. Compared to fiscal 2001 as a whole, this is an improvement of 0.9 percentage points.

Investment income was 2.2 billion euros, down 0.9 billion euros from the first quarter of the preceding year. In many companies, weaknesses in the capital markets caused realized gains to fall below prior-year levels. In some cases, write-downs on stock portfolios were required. This resulted in correspondingly lower allocations to the premium refund reserve, which in turn reduced the effects on net income.

Earnings before tax and amortization of goodwill dropped significantly by 233 million euros to 126 million euros. After amortization of goodwill in the amount of 46 million euros, taxes of 30 million euros and minority interests of 36 million euros, net income in the first quarter of 2002 amounted to 14 million euros.

The following table shows the performance of our companies in individual countries.

Life and health insurance

	Gross premiums written	Change	Cost ratio		Earnings after taxes	
	3/31/2002		3/31/2002	3/31/2001	3/31/2002	3/31/2001
	€mn	%	%	%	€mn	€mn
Germany Life	2,306	5.6	11.9	22.2	47	84
Germany Health	710	7.0	10.0	11.9	9	13
Italy	1,530	27.3	29.1	30.4	16	44
France	1,098	8.2	39.1	53.1	48	71
Switzerland	485	- 0.2	19.3	19.9	- 36	1
USA	1,642	59.8	49.2	49.2	- 6	11
South Korea	460	18.1	16.7	15.9	17	9

[*] Earnings after taxes and before amortization of goodwill and minority interests.

With a premium increase of 5.6 percent, life insurance business in Germany gained momentum in the first quarter of the current year. In particular, significant growth was recorded in single premium contracts. In addition, the over 300,000 "Riester contracts", which were signed in the previous year and which took effect at the beginning of 2002, raised income from new premiums. Sales were additionally boosted by distribution through the branches of Dresdner Bank. With 24,200 contracts signed, their number grew four times over the same period in the preceding year when HypoVereinsbank was still one of our distribution partners.

In the current year, the sale of Riester products was depressed by the fact that consumer organizations and labor unions advised potential customers to wait for company group plans to be offered by their employers.

Vereinte Kranken was able to increase its premium income by 7.0 percent. In addition to rate adjustments necessitated by higher healthcare costs, revenue was boosted by premium surcharges to ensure premium stability for old-age, which had found a high level of acceptance in the course of the previous year.

AGF Group in France was able to increase its revenue in the first three months of the current year by 8.2 percent. With an increase of over 40 percent in group insurance, which was mainly generated by group retirement insurance plans, we were able to strengthen our leading position in this segment. In individual life insurance business, however, we had to record a slight downturn, as did the market in general.

In Italy, the extension of the cooperation between RAS and Unicredito group, which had been agreed upon in the previous year, had a positive effect on sales by increasing the number of branch banks selling life insurance products. Sales through Banca Antoniana Veneta Popolare Vita, a joint venture of Lloyd Adriatico, also developed very well. The products sold through these distribution channels are mainly investment-oriented products.

In Switzerland, sales stagnated. Lower premium income from group insurance plans – mainly in single premiums – could not be fully compensated by the increase in individual life insurance products. The net loss is due to write-offs on our equity portfolio.

In the U.S., we continued our dynamic growth with an increase in sales of nearly 60 percent. This is primarily due to the further expansion of our distribution capacities for unit- and index-linked annuity insurance. We are aiming for a substantial increase of our variable annuity business, which, in conjunction with our strong position in the fixed annuity business, will reduce the exposure of our portfolio to capital market fluctuations. The net result was weighed down by both the expansion of our distribution capacities and the weakness of the capital markets.

Our company in South Korea, Allianz First Life, which benefited from the introduction of new products and its financial strength relative to the market, was able to increase its revenue by 18.1 percent. Due to the positive development of the capital market in South Korea, its earnings also improved considerably.

Banking

The pronounced weakness in the international capital markets and lackluster economic growth, which had depressed performance in 2001, continued in the first quarter of the current year. In this context, the Allianz banking business started off in 2002 with more difficulties than expected.

Banking		3/31/2002
Net interest and current income	€ mn	992
Net fee and commission income	€ mn	793
Trading income	€ mn	221
Other income/expenses	€ mn	- 52
Administrative expenses	€ mn	- 1,771
Loan loss provisions	€ mn	- 332
Earnings before taxes	€ mn	- 126
Loans and advances to customers and banks	€ bn	303
Liabilities to customers and banks	€ bn	322

Net income in the banking business was depressed by difficult market conditions and a weak economy. Total net income from interest, commissions and trading amounted to 2.0 billion euros. Commission business continued to suffer from the wait-and-see attitude of many of our clients in the equity and issuing business. Despite the positive development of currency and precious metal trading we had to record a significant decrease in trading income due to lower profits in securities trading.

Administrative expenses, however, developed positively in the first quarter to just under 1.8 billion euros. Compared to the first quarter of the preceding year, Dresdner Bank was able to achieve an improvement of approximately 10 percent. This demonstrates that our strictly applied cost cutting measures are beginning to take effect.

Loan loss allowances amounted to 332 million euros in the first quarter of fiscal 2002. Restated on a full-year basis, this amounted to 65 basis points of risk weighted assets.

Altogether, a loss of 149 million euros before taxes and amortization of goodwill was incurred. After amortization of goodwill, taxes and minority interests, we recorded a loss of 126 million euros to which the Dresdner Bank Group contributed 110 million euros. This performance is not satisfactory.

Private customers

Earnings in the private customer business developed positively, in particular due to the success in the sale of fund products.

Private customers	3/31/2002 € mn
Total income	903
Loan loss allowance	– 66
Total expenses	– 745
Earnings after taxes	42

At the same time, we were able to further improve the cost basis due to restructuring measures introduced at an early stage. In this segment, we generated after-tax net income of 42 million euros.

Corporates & Markets

In Corporates & Markets, our strictly implemented cost reduction measures also produced first results. But due to the weakness in the capital markets, earnings in both the equity and the fixed income business did not meet our expectations. In addition, high write-offs required in the lending business continued to depress performance. We incurred an after-tax loss of 116 million euros.

Corporates & Markets	3/31/2002 € mn
Total income	1,000
Loan loss allowance	– 204
Total expenses	– 922
Earnings after taxes	– 116

Asset managemenı

Our assets under management amounted to 1,185 billion euros at the end of the first quarter of 2002. This is an increase of 13 billion euros or 1.1 percent over the end of fiscal 2001.

Assets under management

	Current values 3/31/2002 €bn	Current values 12/31/2001 €bn
Group's own investments	517	527
Investments for unit-linked life insurance	26	25
Investments for third parties	642	620
Assets under management	1.185	1.172

The Group's own investments decreased by 10 billion euros to 517 billion euros. This is due to a reduction of the trading portfolios and the outflow of funds in connection with the increase of our stakes in Dresdner Bank and Allianz Lebensversicherungs-AG.

Investments for third parties (which are not shown in the consolidated balance sheet) increased by 22 billion euros or 3.5 percent to 642 billion euros. Approximately two thirds of this amount are invested in interest-bearing securities and one third in equities. Seventy percent of investments for third parties come from institutional customers and thirty percent from private customers. In particular, we were able to further strengthen our market position in fund sales to private customers in the U.S. Compared to the first quarter of the previous year, sales of public funds doubled to 6.1 billion U.S. dollars, ranking us second place in this segment. With net sales of 2.9 billion dollars, our PIMCO Total Return Fund was the best-selling public fund in all investment classes in the U.S. in the first quarter of 2002.

Earnings before tax and amortization of goodwill came to 51 million euros. This includes write-downs in the amount of 48 million euros on capitalized loyalty bonuses for the management of the PIMCO group, which were paid as part of the purchase price. In addition, retention payments to PIMCO employees and management, which had been agreed upon at the time of the acquisition, amounted to 49 million euros. Disregarding these items, operative pre-tax earnings of 148 million euros were reported.

Amortization of goodwill amounted to 100 million euros. Taxes came to 14 million euros and minority interests to a total of 56 million euros. As expected, the asset management segment thus recorded a net loss of 91 million euros in the first quarter of 2002.

Outlook

We expect the Allianz Group to continue its steady growth of the preceding years in fiscal 2002. Given year-end 2001 exchange rates, we also anticipate that total premium will show a solid 4 percent increase and that net earnings will improve to well over 3 billion euros.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

CONTENTS

Consolidated Balance Sheet as of March 31, 2002 and as of March 31, 2001

ASSETS	Note	3/31/2002 €mn	12/31/2001 €mn
A. Intangible assets	2	19,984	16,911
B. Investments in affiliated enterprises, joint ventures and associated enterprises		8,986	10,247
C. Investments	3	341,068	345,302
D. Investments held on account and at risk of life insurance policyholders		26,348	24,692
E. Loans and advances to banks	4	73,836	61,274
F. Loans and advances to customers	5	252,427	239,693
G. Trading assets		123,175	128,422
H. Cash funds and cash equivalents		18,419	21,240
I. Amounts ceded to reinsurers from insurance reserves	6	31,085	30,999
J. Deferred tax assets		8,662	8,415
K. Other assets		68,111	55,730
Total assets		972,101	942,925

EQUITY AND LIABILITIES

	Note	3/31/2002 €mn	12/31/2001 €mn
A. Shareholders' equity		32,923	31,664
B. Minority interests in shareholders' equity	7	12,175	17,349
C. Participation certificates and post-ranking liabilities	8	12,370	12,207
D. Insurance reserves	9	305,338	299,512
E. Insurance reserves for life insurance where the investment risk is carried by policyholders		26,358	24,726
F. Liabilities to banks		151,893	135,402
G. Liabilities to customers		180,844	177,323
H. Certificated liabilities		125,997	134,670
I. Trading liabilities		48,671	44,538
J. Other accrued liabilities	10	12,567	14,117
K. Other liabilities	11	53,950	41,900
L. Deferred tax liabilities		8,372	8,898
M. Deferred income		643	619
Total equity and liabilities		972,101	942,925

Consolidated Income Statement for the Period from January 1 to March 31, 2002
and from January 1 to March 31, 2001

	Note	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
1. Premiums earned (net)	12	13,711	12,585
2. Interest and similar income	13	7,442	4,174
3. Income (net) from affiliated enterprises, joint ventures and associated enterprises		1,761	239
4. Other income from investments	14	2,886	2,945
5. Trading income	15	144	- 102
6. Fee and commission income, and income from service activities	16	2,010	997
7. Other income		664	468
Total income (1. to 7.)		28,618	21,306
8. Insurance benefits (net)	17	- 12,694	- 12,159
9. Interest and similar expenses	18	- 3,328	- 615
10. Other expenses for investments	19	- 2,187	- 1,533
11. Loan loss provisions	20	- 336	- 10
12. Acquisition costs and administrative expenses	21	- 5,956	- 4,027
13. Amortization of goodwill		- 284	- 153
14. Other expenses		- 1,708	- 1,566
Total expenses (8. to 14.)		- 26,493	- 20,063
15. Earnings from ordinary activities before taxes		2,125	1,243
16. Taxes	22	126	- 292
17. Minority interests in earnings	7	- 320	- 247
18. Net income		1,931	704

		€	€
Earnings per share	23	7.96	2.87
Earnings per share after elimination of amortization of goodwill	23	9.13	3.49

Movements in Shareholders' Equity

	Capital paid in €mn	Revenue reserves €mn	Unrealized gains and losses €mn	Consolidated unappropriated profit €mn	Shareholders' equity €mn
12/31/2000	7,994	13,728	13,448	433	35,603
Currency translation adjustments		- 127	38		- 89
Changes in the scope of consolidation		- 554			- 554
Capital paid in	6,775				6,775
Treasury stock		- 5,801			- 5,801
Unrealized investment gains and losses			- 5,210		- 5,210
Net income for the year		1,213		410	1,623
Shareholders' dividend				- 367	- 367
Miscellaneous		- 250		- 66	- 316
12/31/2001	14,769	8,209	8,276	410	31,664
Currency translation adjustments		22	- 1		21
Changes in the scope of consolidation		484			484
Treasury stock		- 87			- 87
Unrealized investment gains and losses			-1,144		- 1,144
Net income		1,931			1,931
Reclassification of unappropriated profit		410		- 410	-
Miscellaneous		54			54
3/31/2002	14,769	11,023	7,131	-	32,923

Cash Flow Statement

	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Net income	1,931	704
Change in unearned premiums	3,091	3,224
Change in aggregate policy reserves[1]	1,200	937
Change in reserve for loss and loss adjustment expenses	741	668
Change in other insurance reserves[2]	- 823	- 1,118
Change in deferred acquisition costs	- 584	- 39
Change in funds held by others under reinsurance business assumed	708	- 54
Change in funds held under reinsurance business ceded	- 223	- 173
Change in accounts receivable/payable on reinsurance business	29	286
Change in trading securities[3]	8,443	- 805
Change in loans and advances to banks and customers	- 24,803	- 1,458
Change in liabilities to banks and customers	19,675	- 634
Change in certificated liabilities	- 8,760	1,914
Change in other receivables and liabilities	1,128	224
Change in deferred tax assets/liabilities[4]	- 407	187
Adjustment for investment income/expenses not involving movements of cash	- 1,446	- 1,356
Adjustments to reconcile amortization of goodwill	284	153
Other	- 1,101	16
Cash flow from operating activities	- 917	2,676
Change in securities available for sale	3,192	- 2,412
Change in investments held to maturity	71	46
Change in real estate	123	248
Change in other investments	2,790	- 131
Change in investments held on account and at risk of life insurance policyholders	- 1,578	495
Change in cash and cash equivalents from the acquisition of consolidated affiliated companies	- 7,332	- 1,144
Change in aggregate policy reserves for life insurance products according to SFAS 97	2,556	967
Other	965	- 52
Cash flow from investing activities	787	- 1,983
Change in participation certificates and post-ranking liabilities	163	- 53
Cash inflow from capital increases	-	-
Dividend payouts	- 159	- 132
Other from shareholders' equity and minority interests[5]	- 2,691	- 626
Cash flow from financing activities	- 2,687	- 811
Effect of exchange rate changes on cash and cash equivalents	- 4	17
Change in cash and cash equivalents[6]	- 2,821	- 101
Cash and cash equivalents at beginning of period	21,240	4,209
Cash and cash equivalents at end of period	18,419	4,108

Not including aggregate policy reserves for life insurance products in accordance with SFAS 97
Not including change in the reserve for latent premium refunds from unrealized investment gains and losses
Including trading liabilities
Not including changes in deferred tax assets/liabilities from unrealized investment gains and losses
Not including changes in revenue reserves from unrealized investment gains and losses
Cash funds and cash equivalents

IAS rules have been used to prepare the data for the cash flow statement. First-time compliance with regulations specific to the banking sector required changes in the cash flow statement. The headings for the previous year were adjusted accordingly. The cash flow statement excludes the effects of the first-time consolidation of major new acquisitions – in fiscal 2002 in particular the purchase of additional shares of Allianz Lebensversicherungs-AG, Stuttgart, as well as of Dresdner Bank Group, Frankfurt/Main. These acquisitions increased the value of investments held (excluding funds held by others) by € 751 (29) mn, goodwill by € 2,588 (1,091) mn, and the net total of other assets and liabilities by € 3,993 (24) mn. Cash outflow related to these acquisitions amounted to € 7,332 (1,144) mn. Outflow for taxes on income amounted to € 1,002 mn, compared to an inflow of € 306 mn in the prior-year period.

Consolidated Balance Sheet according to Business Segments

ASSETS	Property/Casualty		Life/Health	
	3/31/2002 €mn	12/31/2001 €mn	3/31/2002 €mn	12/31/2001 €mn
A. Intangible assets	2,905	2,943	5,521	4,005
B. Investments in affiliated enterprises, joint ventures and associated enterprises	46,872	40,387	5,481	6,043
C. Investments	87,403	91,712	185,911	180,076
D. Investments held on account and at risk of life insurance policyholders	–	–	26,348	24,692
E. Loans and advances to banks	4,528	5,079	1,163	1,010
F. Loans and advances to customers	3,043	2,837	24,833	24,843
G. Trading assets	1,381	1,373	620	775
H. Cash funds and cash equivalents	3,046	2,617	352	2,351
I. Amounts ceded to reinsurers from insurance reserves	19,183	19,209	17,974	17,927
J. Deferred tax assets	5,389	5,060	2,044	1,911
K. Other assets	33,962	22,840	29,048	17,634
Total segment assets	207,712	194,057	299,295	281,267

EQUITY AND LIABILITIES	Property/Casualty		Life/Health	
	3/31/2002 €mn	12/31/2001 €mn	3/31/2002 €mn	12/31/2001 €mn
A. Participation certificates and post-ranking liabilities	570	573	–	–
B. Insurance reserves	93,463	90,432	217,948	215,217
C. Insurance reserves for life insurance where the investment risk is carried by policyholders	–	–	26,358	24,726
D. Liabilities to banks	6,462	6,303	2,517	2,143
E. Liabilities to customers	–	–	–	–
F. Certificated liabilities	15,019	14,727	221	229
G. Trading liabilities	374	448	65	50
H. Other accrued liabilities	5,497	5,387	946	967
I. Other liabilities	32,173	21,624	29,517	19,963
J. Deferred tax liabilities	6,021	5,920	2,075	1,958
K. Deferred income	96	84	423	406
Total segment liabilities	159,675	145,498	280,070	265,659

Banking 3/31/2002 €mn	Banking 12/31/2001 €mn	Asset Management 3/31/2002 €mn	Asset Management 12/31/2001 €mn	Consolidation Adjustments 3/31/2002 €mn	Consolidation Adjustments 12/31/2001 €mn	Group 3/31/2002 €mn	Group 12/31/2001 €mn
3,872	3,183	7,674	6,780	12	-	19,984	16,911
2,785	2,079	112	116	- 46,264	- 38,378	8,986	10,247
77,540	85,133	1,318	1,362	- 11,104	- 12,981	341,068	345,302
-	-	-	-	-	-	26,348	24,692
67,224	54,271	1,283	1,646	- 362	- 732	73,836	61,274
235,437	222,916	587	561	- 11,473	- 11,464	252,427	239,693
120,711	125,741	482	539	- 19	- 6	123,175	128,422
14,710	16,244	638	550	- 327	- 522	18,419	21,240
-	-	-	-	- 6,072	- 6,137	31,085	30,999
1,105	1,350	124	94	-	-	8,662	8,415
16,130	14,977	2,403	2,589	- 13,432	- 2,310	68,111	55,730
539,514	525,894	14,621	14,237	- 89,041	- 72,530	972,101	942,925

Banking 3/31/2002 €mn	Banking 12/31/2001 €mn	Asset Management 3/31/2002 €mn	Asset Management 12/31/2001 €mn	Consolidation Adjustments 3/31/2002 €mn	Consolidation Adjustments 12/31/2001 €mn	Group 3/31/2002 €mn	Group 12/31/2001 €mn
11,923	11,757	22	22	- 145	- 145	12,370	12,207
-	-	-	-	- 6,073	- 6,137	305,338	299,512
-	-	-	-	-	-	26,358	24,726
142,822	131,454	2,117	1,554	- 2,025	- 6,052	151,893	135,402
178,974	175,228	2,707	2,981	- 837	- 886	180,844	177,323
117,584	122,713	383	435	- 7,210	- 3,434	125,997	134,670
48,255	44,052	2	2	- 25	- 14	48,671	44,538
5,486	7,130	638	633	-	-	12,567	14,117
11,712	8,798	397	1,413	- 19,849	- 9,898	53,950	41,900
233	980	43	40	-	-	8,372	8,898
122	129	2	-	-	-	643	619
517,111	502,241	6,311	7,080	- 36,164	- 26,566	927,003	893,912
					Equity[7]	45,098	49,013
					Total equity and liabilities	972,101	942,925

[7] Shareholders' equity and minority interests

Consolidated Income Statement by Business Segments for the period from January 1 to March 31, 2002 and from January 1 to March 31, 2002

	Property/Casualty		Life/Health	
	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
1. Premiums earned (net)	9,025	8,310	4,686	4,275
2. Interest and similar income	1,085	1,316	2,527	2,493
3. Income from affiliated enterprises, joint ventures and associated enterprises	4,898	202	268	68
4. Other income from investments	1,448	1,140	1,175	1,775
5. Trading income	115	61	- 196	- 165
6. Fee and commission income, and income from service activities	418	511	54	68
7. Other income	409	245	169	209
Total income (1. to 7.)	17,398	11,785	8,683	8,723
8. Insurance benefits (net)	- 7,036	- 6,447	- 5,660	- 5,723
9. Interest and similar expenses	- 366	- 282	- 123	- 28
10. Other expenses for investments	- 527	- 506	- 1,453	- 1,001
11. Loan loss provisions	- 2	-	- 2	-
12. Acquisition costs and administrative expenses	- 2,555	- 2,502	- 1,017	- 1,187
13. Amortization of goodwill	- 88	- 78	- 46	- 34
14. Other expenses	- 1,047	- 997	- 302	- 425
Total expenses (8. to 14.)	- 11,621	- 10,812	- 8,603	- 8,398
15. Earnings from ordinary activities before taxes	5,777	973	80	325
16. Taxes	56	- 248	- 30	- 72
17. Minority interests in earnings	- 221	- 100	- 36	- 102
18. Net income	5,612	625	14	151

Banking		Asset Management		Consolidation Adjustments		Group	
1/1/–3/31/2002 €mn	1/1/–3/31/2001 €mn	1/1/–3/31/2002 €mn	1/1/–3/31/2001 €mn	1/1/–3/31/2002 €mn	1/1/–3/31/2001 €mn	1/1/–3/31/2002 €mn	1/1/–3/31/2001 €mn
–	–	–	–	–	–	13,711	12,585
3,973	404	54	50	– 197	– 89	7,442	4,174
38	7	2	– 3	– 3,445	– 35	1,761	239
296	31	7	–	– 40	– 1	2,886	2,945
221	6	3	– 4	1	–	144	– 102
880	1	781	464	– 123	– 47	2,010	997
85	11	16	13	– 15	– 10	664	468
5,493	460	863	520	– 3,819	– 182	28,618	21,306
–	–	–	–	2	11	– 12,694	– 12,159
– 3,000	– 343	– 30	– 19	191	57	– 3,328	– 615
– 201	– 26	– 6	–	–	–	– 2,187	– 1,533
– 332	– 10	–	–	–	–	– 336	– 10
– 1,859	– 60	– 616	– 318	91	40	– 5,956	– 4,027
– 50	2	– 100	– 43	–	–	– 284	– 153
– 250	– 5	– 160	– 189	51	50	– 1,708	– 1,566
– 5,692	– 442	– 912	– 569	335	158	– 26,493	– 20,063
– 199	18	– 49	– 49	– 3,484	– 24	2,125	1,243
86	– 6	14	31	–	3	126	– 292
– 13	– 6	– 56	– 44	6	5	– 320	– 247
– 126	6	– 91	– 62	– 3,478	– 16	1,931	704

1 Accounting regulations

The consolidated financial statements were prepared in conformity with International Accounting Standards (IAS), as permitted by § 292a of the German Commercial Code (HGB). All standards currently in force for the period under review have been adopted in the presentation of the consolidated financial statements.

IAS does not provide specific guidance concerning the reporting of insurance transactions in annual financial statements. In such cases, as envisioned within the IAS Framework, the provisions of U.S. Generally Accepted Accounting Principles (U.S. GAAP) were applied. Preparation of the consolidated financial statements requires us to make estimates and assumptions that affect items reported under the headings in the consolidated balance sheet/income statement, and contingent liabilities. Actual values may differ from those reported. The most important items the valuation of which depends on an assessment by the executive management are the reserve for loss and loss adjustment expenses, the aggregate policy reserves, and the loan loss allowance. Assessments by the executive management also have an influence on the loss-free valuation of assets.

The present interim report follows the same accounting and valuation principles as the most recent annual financial statements.

The consolidated financial statements were prepared in euros (€).

SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED BALANCE SHEET

2 Intangible assets

Intangible assets comprise the following:

	3/31/2002 € mn	12/31/2001 € mn
Goodwill	15,070	12,649
Other intangible assets	4,914	4,262
Total	19,984	16,911

Changes in goodwill for the period under review were as follows:

	€ mn
Gross amount capitalized 12/31/2001	14,963
Accumulated amortization 12/31/2001	– 2,314
Value stated as of 12/31/2001	12,649
Translation differences	57
Value stated as of 1/1/2002	12,706
Additions	2,648
Amortization	– 284
Value stated as of 3/31/2002	15,070
Accumulated amortization 3/31/2002	– 2,598
Gross amount capitalized 3/31/2002	17,668

Major additions include:

- € 1,080 mn from the increase of the shareholding in Allianz Lebensversichungs-AG by 40.5% to 91.0%.
- € 1,537 mn from the increase of the shareholding in Dresdner Bank AG by 17.1% to 95.6%.

3 Investments

	3/31/2002 € mn	12/31/2001 € mn
Securities held to maturity	7,654	7,688
Securities available for sale	318,033	322,192
Real estate used by third parties	12,667	12,004
Funds held by others under reinsurance contracts assumed	2,714	3,418
Total	**341,068**	345,302

Securities available for sale

	Amortized cost		Unrealized gains/losses		Market values	
	3/31/2002 € mn	12/31/2001 € mn	3/31/2002 € mn	12/31/2001 € mn	3/31/2002 € mn	12/31/2001 € mn
Equity securities	66,634	69,896	10,557	11,567	77,191	81,463
Government bonds	110,515	110,142	2,182	2,152	112,697	112,294
Corporate bonds	116,392	84,481	1,023	1,876	117,415	86,357
Other	10,575	41,126	155	952	10,730	42,078
Total	**304,116**	305,645	**13,917**	16,547	**318,033**	322,192

	Realized gains		Realized losses	
	1/1/-3/31/2002 € mn	1/1/-3/31/2001 € mn	1/1/-3/31/2002 € mn	1/1/-3/31/2001 € mn
Equity securities	2,231	2,509	1,205	1,194
Government bonds	144	214	94	104
Corporate bonds	298	63	59	94
Other	21	29	4	15
Total	2,694	2,815	1,362	1,407

Realized gains and losses on securities have been calculated on the basis of average values.

Investment strategy within the Allianz Group is primarily geared to the long term. Forward sale agreements and securities lending are used to hedge unrealized gains.

4 Loans and advances to banks

	3/31/2002 €mn	12/31/2001 €mn
Loans and advances to banks	74,081	61,528
Less loan loss allowance	245	254
Loans and advances to banks after loan loss allowance	**73,836**	**61,274**

5 Loans and advances to customers

	3/31/2002 €mn	12/31/2001 €mn
Loans and advances to customers	260,941	247,503
Less loan loss allowance	8,514	7,810
Loans and advances to customers after loan loss allowance	**252,427**	**239,693**

6 Amounts ceded to reinsurers from the insurance reserves

	3/31/2002 €mn	12/31/2001 €mn
Unearned premiums	2,081	1,663
Aggregate policy reserves	12,116	12,207
Reserve for loss and loss adjustment expenses	16,589	16,784
Other insurance reserves	252	298
Subtotal	**31,038**	**30,952**
Insurance reserves for life insurance where the investment risk is carried by policyholders	47	47
Total	**31,085**	**30,999**

7 Minority interests in shareholders' equity/earnings

This items essentially concerns our subsidiaries AGF Group, Paris, the RAS Group, Milan, PIMCO Group, Delaware, Frankfurter Versicherungs-AG, Frankfurt am Main and Bayerische Versicherungsbank AG, Munich.

The interests of minority shareholders include the following:

	3/31/2002 €mn	12/31/2001 €mn
Other reserves		
Unrealized gains and losses	1,185	3,114
Share of earnings	320	1,044
Other equity components	10,670	13,191
Total	12,175	17,349

8 Participation certificates and post-ranking liabilities

	3/31/2002 €mn	12/31/2001 €mn
Participation certificates	2,513	2,508
Post-ranking liabilities	9,857	9,699
Total	12,370	12,207

9 Insurance reserves

	3/31/2002 €mn	12/31/2001 €mn
Unearned premiums	15,941	12,391
Aggregate policy reserves	200,099	197,689
Reserve for loss and loss adjustment expenses	67,413	66,648
Reserve for premium refunds	20,464	21,589
Premium deficiency reserves	542	517
Other insurance reserves	879	678
Total	305,338	299,512

10 Other accrued liabilities

	3/31/2002 €mn	12/31/2001 €mn
Reserves for pensions and similar obligations	5,758	5,629
Accrued taxes	2,138	2,478
Miscellaneous accrued liabilities	4,671	6,010
Total	**12,567**	14,117

11 Other liabilities

	3/31/2002 €mn	12/31/2001 €mn
Funds held under reinsurance business ceded	8,722	8,929
Accounts payable on direct insurance business	7,784	7,610
Accounts payable on reinsurance business	2,032	2,103
Other liabilities	35,412	23,258
Total	**53,950**	41,900

SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED INCOME STATEMENT

12 Premiums earned (net)

	Property/Casualty[*]		Life/Health[*]		Total	
	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Gross premiums written	13,734	12,807	5,212	4,821	18,946	17,628
Premiums ceded in reinsurance	- 1,917	- 1,608	- 306	- 268	- 2,223	- 1,876
Change in unearned premiums (net)	- 2,971	- 3,076	- 41	- 91	- 3,012	- 3,167
Premiums earned (net)	8,846	8,123	4,865	4,462	13,711	12,585

[*] After eliminating intra-Group transactions between segments

13 Interest and similar income

	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Income from		
Securities held to maturity	115	146
Securities available for sale	2,906	2,826
Real estate used by third parties	239	221
Lending and money market transactions	902	-
Leasing agreements	60	19
Loans advanced by Group enterprises	2,924	654
Other interest-bearing instruments	296	308
Total	7,442	4,174

Net interest margin from banking business[*]

	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Interest and current income	4,025	402
Interest expenses	- 2,988	- 335
Net interest margin	1,037	67
Less loan loss allowance	332	10
Net interest margin after loan loss allowance	705	57

[*] After eliminating intra-Group transactions between segments

14 Other income from investments

	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
1. Realized gains on		
Securities held to maturity	4	-
Securities available for sale	2,694	2,815
Real estate used by third parties	65	67
Other investment securities	12	1
Subtotal	2,775	2,883
2. Income from revaluations of		
Securities held to maturity	-	7
Securities available for sale	100	55
Real estate used by third parties	11	-
Other investment securities	-	-
Subtotal	111	62
3. Total	2,886	2,945

15 Trading income

Trading income includes losses amounting to € 83 mn from derivative financial instruments where hedge accounting is not applied. These include gains from embedded derivative financial instruments of exchangeable bonds issued amounting to € 71 mn. Trading income also includes losses of € 154 mn from other derivative activities of insurance companies.

Trading income amounting to € 144 (– 102) mn includes € 221 (7) mn income from trading activities of the banking business*). This is composed as follows:

	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Securities trading	80	2
Foreign exchange/precious metals trading	93	3
Other dealings in financial instruments	48	2
Total	221	7

*) After eliminating intra-Group transactions between segments

16 Fee and commission income, and income resulting from service activities

Banking business contributed € 834 (17) mn to fee and commission income.*)

Net fee and commission income from banking business*)

	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Fee and commission income	834	17
Fee and commission expenses	– 82	– 8
Total	752	9

*) After eliminating intra-Group transactions between segments

Net fee and commission income comprises income from:

	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Securities business	287	–
Lending business	4	–
Underwriting business (new issues)	34	–
Other	427	9
Net fee and commission income	752	9

17 Insurance benefits

Insurance benefits in property/casualty[*] include the following:

	Gross		Ceded in reinsurance		Net	
	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Claims						
Claims paid	- 7,564	- 6,843	1,120	1,114	- 6,444	- 5,729
Change in reserve for loss and loss adjustment expenses	- 288	- 409	13	52	- 275	- 357
Subtotal	- 7,852	- 7,252	1,133	1,166	- 6,719	- 6,086
Change in other reserves						
Aggregate policy reserves	- 34	- 111	7	- 8	- 27	- 119
Other	- 28	6	- 2	- 1	- 30	5
Subtotal	- 62	- 105	5	- 9	- 57	- 114
Expenses for premium refunds	- 69	- 69	8	19	- 61	- 50
Total	- 7,983	- 7,426	1,146	1,176	- 6,837	- 6,250

[*] After eliminating intra-Group transactions between segments

Insurance benefits in life/health[*] include the following:

	Gross		Ceded in reinsurance		Net	
	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Benefits paid	- 4,360	- 4,275	270	228	- 4,090	- 4,047
Change in reserves						
Aggregate policy reserves	- 1,517	- 551	27	40	- 1,490	- 511
Other	- 56	-	27	13	- 29	13
Subtotal	- 5,933	- 4,826	324	281	- 5,609	- 4,545
Expenses for premium refunds	- 249	- 1,364	1	-	- 248	- 1,364
Total	- 6,182	- 6,190	325	281	- 5,857	- 5,909

[*] After eliminating intra-Group transactions between segments

18 Interest and similar expenses

	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Interest expenses for		
Deposits	-727	-51
Certificated liabilities	-1,895	-158
Subtotal	-2,622	-209
Other interest expenses	-706	-406
Total	-3,328	-615

Interest expenses include € 2,739 (0) mn attributable to the Dresdner Bank Group.

19 Other expenses for investments

	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Realized losses on		
Securities held to maturity	-1	-
Securities available for sale	-1,362	-1,407
Real estate used by third parties	-2	-1
Other investments	-10	-1
Subtotal	-1,375	-1,409
Depreciation and write-down on		
Securities held to maturity	-5	-3
Securities available for sale	-743	-40
Real estate used by third parties	-64	-79
Other investments	-	-2
Subtotal	-812	-124
Total	-2,187	-1,533

20 Loan loss provisions

	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Additions to allowances including direct write-offs	-546	-23
Less amounts released	192	-
Less recoveries on loans previously written off	18	13
Loan loss provisions	-336	-10

21 Acquisition costs and administrative expenses

	Property/Casualty[1]		Life/Health	
	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Acquisition costs				
Payments	- 1,856	- 1,998	- 874	- 1,076
Change in deferred acquisition costs	337	539	239	260
Subtotal	- 1,519	- 1,459	- 635	- 816
Administrative expenses	- 1,204	- 1,441	- 352	- 321
Underwriting costs (gross)	- 2,723	- 2,900	- 987	- 1,137
Less commissions and profit-sharing received on reinsurance business ceded	295	602	61	50
Underwriting costs (net)	- 2,428	- 2,298	- 926	- 1,087
Expenses for management of investments	- 107	- 187	- 99	- 89
Total acquisition costs and administrative expenses	- 2,535	- 2,485	- 1,025	- 1,176

	Banking		Asset Management	
	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Personnel expenses	- 1,149	- 41	- 325	- 212
Operating expenses	- 699	- 14	- 223	- 99
Total acquisition costs and administrative expenses	- 1,848	- 55	- 548	- 311

[1] After eliminating intra-Group transactions between segments

Acquisition costs and administrative expenses in insurance business include the personnel and operating expenses of the insurance business allocated to the functional areas "Acquisition of insurance policies", "Administration of insurance policies" and "Asset management". Other personnel and operating expenses are reported under "Insurance benefits (claims settlement expenses)" and "Other expenses".

In Banking, all personnel and operating expenses are reported under "Acquisition costs and administrative expenses".

22 Taxes

Taxes shown in the income statement comprise the taxes actually charged to individual Group enterprises and changes in deferred tax assets and liabilities.

	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Current taxes	- 180	- 148
Deferred taxes	314	- 137
Subtotal	134	- 285
Other taxes	- 8	- 7
Total	126	- 292

23 Other information

Number of employees

The Group had a total of 179,222 (179,946) employees as of the balance sheet date. 87,196 (87,589) of these were employed in Germany and 92,026 (92,357) in other countries. The number of employees undergoing training decreased by 242 to 8,003.

Personnel expenses

	1/1/-3/31/2002 €mn	1/1/-3/31/2001 €mn
Salaries and wages	2,261	1,275
Social security contributions and employee assistance	363	259
Expenses for pensions and other post-retirement benefits	176	89
Total	2,800	1,623

Hedge accounting

With the completion of several forward sales agreements made in view of restructuring our shareholdings, the fair value of derivatives used for hedge accounting has decreased significantly. Derivatives used for fair value hedges show a negative fair value of € 180 mn. Ineffectiveness resulted in a loss of € 1 mn. In addition, foreign currency hedging instruments with a negative fair value of € 9 mn were used as hedges of a net investment in an economically independent foreign entity. This reduced "Other reserves" by € 47 mn.

Earnings per share

The earnings per share figure is calculated by dividing the consolidated net income for the period under review by the weighted average number of common shares outstanding.

		3/31/2002	3/31/2001
Net income for the period	€ mn	1,931	704
Weighted average number of shares		242,707,303	245,750,000
Number of shares (not including shares held by the company)		242,986,892	245,750,000
Earnings per share	€	7.96	2.87
Earnings per share after elimination of amortization of goodwill	€	9.13	3.49

The weighted average number of shares does not include 23,720,697 (0) treasury shares. A diluted earnings per share figure was not calculated because there were no dilutive securities outstanding.

On January 15, 2002, 1,797,357 own shares were sold to DAD Transaktionsgesellschaft mbH in connection with the takeover offer to shareholders of Dresdner Bank AG.

Munich, May 7, 2002

Allianz Aktiengesellschaft
The Board of Management



Allianz AG
Königinstraße 28
80802 München
Telephone +49 89 38 00 00
Telefax +49 89 34 99 41
www.allianz.com/investor-relations

UKZBE00252O (0/10) 1.06.02

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ______________________
Richard Lips
Corporate Communications

By: ______________________
Reinhard Preusche
Head of Compliance

DATE: May 16, 2002